

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 3, 2010

Via U.S. Mail and Fax (516) 977-1209
G. Wade Stubblefield
Chief Financial Officer
Bonanza Oil & Gas, Inc.
3000 Richmond Avenue
Suite 400
Houston, TX 77098

   RE: Bonanza Oil & Gas, Inc.
     Form 10-K for the Fiscal Year ended December 31, 2008
     File No. 000-52411

Dear Mr. Stubblefield:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Karl Hiller
       Branch Chief

cc: Mr. Stephen M. Fleming, Esq.